As filed with the Securities and Exchange Commission on September 13, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 13)

McAfee.com Corporation

(Name of Subject Company)
Networks Associates, Inc.
(Name of Filing Person — Offeror)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

579062-100

(CUSIP Number of Class of Securities)

George Samenuk

Chairman and Chief Executive Officer
Networks Associates, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
(408) 998-3832
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey D. Saper, Esq.

Kurt J. Berney, Esq.
Michael J. Kennedy, Esq.
Jack Helfand, Esq.
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Value (*)	Amount of Filing Fee (*)

$63,815,464	$5,872

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $12.785, the average of the high and low sales prices of McAfee.com Class A common stock on the Nasdaq National Market on August 12, 2002 and (ii) 13,336,565, the expected maximum number of shares of McAfee.com common stock to be acquired in the Offer and the merger (including exercisable options), minus (iii) $106,692,520, the aggregate cash consideration expected to be paid for such shares. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,312

Filing Party: Networks Associates, Inc.
Form of Registration No.: Form S-4 (file no. 333-91746)
Date Filed:  July 2, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1. Through 11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13e-3.
Exhibit (a)(20)

Items 1. Through 11.

      This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 2, 2002 (as previously amended by Amendment No. 12 filed with the SEC on September 12, 2002, Amendment No. 11 filed on September 5, 2002, Amendment No. 10 filed on August 29, 2002, Amendment No. 9 filed on August 26, 2002, Amendment No. 8 filed on August 15, 2002, Amendment No. 7 filed on August 13, 2002, Amendment No. 6 filed on August 2, 2002, Amendment No. 5 filed on July 31, 2002, Amendment No. 4 filed on July 30, 2002, Amendment No. 3 filed on July 22, 2002, Amendment No. 2 filed on July 16, 2002, Amendment No. 1 filed on July 5, 2002, and as amended hereby) and the Schedule 13E-3 Transaction Statement on Schedule TO (collectively, the “Schedule TO”), by Networks Associates, Inc. (“Network Associates”), a Delaware corporation. This Schedule TO relates to the offer by Network Associates to exchange 0.675 of a share of Network Associates common stock, par value $0.01 per share, plus $8.00 in cash, for each outstanding share of Class A common stock, par value $0.01 per share, of McAfee.com Corporation (“McAfee.com”), a Delaware corporation, that Network Associates and its subsidiaries do not own (the “Shares”), upon the terms and subject to the conditions set forth in the Prospectus dated September 10, 2002, and in the related Letter of Transmittal, copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

      The Offer expired at 12:00 midnight (Eastern Time) on September 12, 2002. Prior to the expiration of the Offer, McAfee.com stockholders tendered a total of 10,390,986 shares (including 1,686,072 shares subject to guaranteed delivery) of McAfee.com Class A common stock, all of which were accepted for exchange by Network Associates. Together with the McAfee.com common stock previously owned by Network Associates, Network Associates now owns approximately 96% (assuming satisfaction of all guaranteed deliveries) of all the outstanding shares of McAfee.com common stock. A copy of the Network Associates press release regarding Network Associates’ acceptance of these tendered shares is set forth as exhibit (a)(20) to this Schedule TO and incorporated by reference herein.

Item 12.     Exhibits.

      Item 12 is hereby amended and supplemented by adding the following:

      (a)(20) Press release dated September 13, 2002 regarding Network Associates’ acceptance of the tendered McAfee.com shares.

Item 13.     Information Required by Schedule 13e-3.

      Except as otherwise set forth below, the information set forth in the Prospectus dated September 10, 2002 (incorporated by reference into this Schedule TO as Exhibit (a)(1)), including all schedules, annexes and exhibits thereto, is hereby expressly incorporated by reference in response to all items required by Schedule 13E-3 that is not included or covered by items in Schedule TO:

      Item 2.     Subject Company Information.

(e) Not applicable.

(f) Not applicable.

      Item 4.     Terms of the Transaction.

(a)(2) Not applicable.

(c) Not applicable.

      Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

(c) Not applicable.

(e) Not applicable.

      Item 10.     Source and Amount of Funds or Other Consideration.

(d) Not applicable

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      Item 13.     Financial Statements.

(a)(1) The audited consolidated financial statements of McAfee.com Corporation as of and for the fiscal years ended December 31, 2001 and December 31, 2000 are incorporated herein by reference to the Financial Statements and Supplementary Data included as Items 8 and 14(a) of McAfee.com Corporation’s Annual Report of Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 25, 2002.

(a)(2) The unaudited consolidated financial statements of McAfee.com Corporation as of and for the three and six month periods ended June 30, 2002 are incorporated herein by reference to Item 1 of Part I of McAfee.com Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002.

McAfee.com Corporation files reports and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy reports, proxy statements and other information filed by McAfee.com Corporation at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. These reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site at http://www.sec.gov.

(b) The pro forma statements of Network Associates are not material to the offer.

      Item 14.     Persons/ Assets, Retained, Employed, Compensated or Used.

(b) Not applicable.

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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NETWORKS ASSOCIATES, INC.

By:	/s/ GEORGE SAMENUK Name: George Samenuk Title: Chairman and Chief Executive Officer

Dated: September 13, 2002

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